Exhibit 99.1

SINA Reports Third Quarter 2015 Financial Results

SHANGHAI, China—November 18, 2015—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•          Net revenues increased 14% year over year to $226.3 million. Non-GAAP net revenues increased 14% year over year to $223.7 million.

•          Advertising revenues grew 16% year over year to $193.5 million. Non-advertising revenues were $32.8 million. Non-GAAP non-advertising revenues were $30.2 million.

•          Net income attributable to SINA was $9.8 million, or $0.16 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $24.4 million, or $0.39 non-GAAP diluted net income per share attributable to SINA.

“We are pleased with SINA’s overall results in the macro headwinds. For Weibo’s business, we continue to see strong performance on both operational and financial fronts. Weibo continues to be on track to execute its core strategies to grow user base and enhance user engagement, capitalize the shift to mobile, and optimize advertising offerings to better serve the ever-growing customer community at various dimensions. “ said Charles Chao, Chairman and CEO of SINA.

“For SINA’s portal business, taking macro factors into account, our performance was largely in line with our expectation. We are encouraged by the progresses we made on monetizing mobile traffic and expanding our customer community. In addition, we will persist with our business endeavor to diversify our business models and implement the vertical strategy.” Mr. Chao added.

Third Quarter 2015 Financial Results

For the third quarter of 2015, SINA reported net revenues of $226.3 million, compared to $198.6 million for the same period last year. Non-GAAP net revenues for the third quarter of 2015 totaled $223.7 million, compared to $196.0 million for the same period last year.

Online advertising revenues for the third quarter of 2015 were $193.5 million, compared to $166.8 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $40.5 million in Weibo advertising and marketing revenues, partially offset by a decline of $13.8 million in portal advertising revenues.

Non-advertising revenues for the third quarter of 2015 were $32.8 million. Non-GAAP non-advertising revenues for the third quarter of 2015 were $30.2 million, compared to $29.2 million for the same period last year.

Gross margin for the third quarter of 2015 was 63%, at similar level for the same period last year. Advertising gross margin for the third quarter of 2015 was 64%, compared to 62% for the same period last year. Non-advertising gross margin for the third quarter of 2015 was 60%, compared to 67% for the same period last year. The decline in non-advertising margin was primarily due to the decrease in higher margin data licensing revenue and increase in lower margin contribution of portal’s early stage new business.

Operating expenses for the third quarter of 2015 totaled $128.6 million, compared to $135.7 million for the same period last year. Non-GAAP operating expenses for the third quarter of 2015 totaled $113.9 million, compared to $127.1 million for the same period last year, primarily due to the decrease in sales and marketing expenditures, decrease in general and administrative expenses, partially offset by an increase in product and development expenses.

Income from operations for the third quarter of 2015 was $14.7 million, compared to a loss of $10.9 million for the same period last year. Non-GAAP income from operations for the third quarter of 2015 was $28.4 million, compared to a non-GAAP loss of $4.0 million for the same period last year as a result of enhanced operation efficiency.

Non-operating income for the third quarter of 2015 was $4.9 million, compared to a non-operating income of $144.3 million for the same period last year. Non-operating income for the third quarter of 2015 mainly included a $5.9 million interest and other income. Non-operating income for the third quarter of 2014 was $144.3 million, which mainly included 1) a $109.2 million gain from the sale of a portion the Company’s investment in Alibaba through Yunfeng E-Commerce Funds in Alibaba’s initial public offering; 2) a $19.2 million gain as a result of the initial public offering of Leju, a subsidiary of E-house, which had been excluded from non-operating income under non-GAAP measure.

Net income attributable to SINA for the third quarter of 2015 was $9.8 million, compared to $133.6 million for the same period last year. Diluted net income per share attributable to SINA for the third quarter of 2015 was $0.16, compared to $1.91 for the same period last year. Non-GAAP net income attributable to SINA for the third quarter of 2015 was $24.4 million, compared to $13.1 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2015 was $0.39, compared to $0.19 for the same period last year.

As of September 30, 2015, SINA’s cash, cash equivalents and short-term investments totaled $1.9 billion, compared to $2.2 billion as of December 31, 2014. The decrease in cash, cash equivalents, and short-term investments was mainly due to the share buyback completed in May 2015 and investments made in the past three quarters of 2015. For the third quarter of 2015, net cash provided by operating activities was $107.1 million, capital expenditures totaled $6.7 million, and depreciation and amortization expenses amounted to $8.8 million.

Other Developments

On November 6, 2015, the Company completed an issuance of 11,000,000 ordinary shares to a special purpose vehicle owned by Mr. Charles Chao, Chairman and CEO of the Company, for an aggregate price of $456,390,000, pursuant to a legally binding subscription agreement previously announced on June 1, 2015. The per share purchase price of US$41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.

On November 6, 2015, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Yan Wang and Mr. Song-Yi Zhang as directors of SINA. The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2015.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 9:10 p.m. — 9:50 p.m. Eastern Time on November 18, 2015 (or 10:10 a.m. — 10:50 a.m. Beijing Time on November 19, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	73460018

A replay of the conference call will be available through morning Eastern Time November 27, 2015. The dial-in number is +61 2 9003 4211. The passcode for the replay is 73460018.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2014 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2015	2014	2015	2015	2014
Net revenues:
Advertising	$193,459	$166,790	$176,258	$520,070	$458,351
Non-advertising	32,835	31,823	37,340	104,409	98,753
	226,294	198,613	213,598	624,479	557,104
Cost of revenues:
Advertising *	69,741	63,142	68,978	202,668	181,382
Non-advertising	13,276	10,642	17,014	43,658	34,575
	83,017	73,784	85,992	246,326	215,957
Gross profit	143,277	124,829	127,606	378,153	341,147

Operating expenses:
Sales and marketing *	53,342	60,954	53,984	167,577	167,858
Product development *	54,417	49,372	51,788	157,818	141,603
General and administrative *	20,830	25,355	28,659	70,123	61,937
Impairment on goodwill	—	—	—	—	14,526
	128,589	135,681	134,431	395,518	385,924
Income (Loss) from operations	14,688	(10,852)	(6,825)	(17,365)	(44,777)

Non-operating income:
Earning (Loss) from equity method investments, net	93	4,670	(2,729)	1,016	16,304
Gain (Loss) on sale of and impairment on investments, net	(1,066)	128,599	19,032	16,881	155,150
Change in fair value of investor option liability	—	—	—	—	(46,972)
Interest and other income, net	5,892	11,019	6,455	18,130	21,090
	4,919	144,288	22,758	36,027	145,572

Income before income taxes	19,607	133,436	15,933	18,662	100,795
Income tax benefits (expenses)	(4,756)	(2,656)	(3,022)	(4,793)	34

Net income	14,851	130,780	12,911	13,869	100,829
Less: Net income (loss) attributable to non-controlling interests	5,085	(2,815)	1,243	2,744	(16,222)

Net income attributable to SINA	$9,766	$133,595	$11,668	$11,125	$117,051

Basic net income per share attributable to SINA	$0.17	$2.06	$0.20	$0.19	$1.78
Diluted net income per share attributable to SINA **	$0.16	$1.91	$0.19	$0.18	$1.74

Shares used in computing basic net income per share attributable to SINA	58,512	64,963	58,417	58,559	65,601
Shares used in computing diluted net income per share attributable to SINA	58,799	71,509	58,910	58,854	72,218

* Stock-based compensation in each category:

Cost of revenues - advertising	$1,569	$923	$1,139	$4,131	$2,422
Sales and marketing	3,121	1,465	2,594	8,337	3,715
Product development	4,264	2,090	3,104	10,863	4,975
General and administrative	6,437	4,164	7,689	19,960	11,846

**     Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$904,973	$1,223,682
Short-term investments	1,030,556	942,856
Accounts receivable, net	230,286	259,764
Prepaid expenses and other current assets	132,478	109,214
Subtotal	2,298,293	2,535,516

Property and equipment, net	50,441	63,729
Goodwill and intangible assets, net	61,732	64,489
Long-term investments, net	1,068,639	860,003
Other assets	312,049	179,591
Total assets	$3,791,154	$3,703,328

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,102	$3,853
Accrued liabilities	447,759	320,268
Short-term loan	55,062	—
Deferred revenues	66,274	50,557
Income taxes payable	12,877	17,979
Subtotal	586,074	392,657

Convertible debt	800,000	800,000
Long-term deferred revenue	77,565	85,391
Other long-term liabilities	3,138	4,010
Total liabilities	1,466,777	1,282,058

Shareholders’ equity
SINA shareholders’ equity	2,020,338	2,145,772
Non-controlling interests	304,039	275,498
Total shareholders’ equity	2,324,377	2,421,270

Total liabilities and shareholders’ equity	$3,791,154	$3,703,328

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2015	2014	2015	2015	2014

Net revenues
Portal:
Portal Advertising	$87,598	$101,417	$88,391	$247,182	$281,542
Other	13,962	13,066	17,365	48,431	46,602
Subtotal	101,560	114,483	105,756	295,613	328,144

Weibo	124,734	84,130	107,842	328,866	228,960
	$226,294	$198,613	$213,598	$624,479	$557,104

Cost of revenues
Portal:
Portal Advertising	$37,240	$44,811	$41,047	$117,261	$130,779
Other	8,536	8,303	11,256	29,210	27,365
Subtotal	45,776	53,114	52,303	146,471	158,144

Weibo	37,241	20,670	33,689	99,855	57,813
	$83,017	$73,784	$85,992	$246,326	$215,957

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2015				September 30, 2014				June 30, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$193,459			$193,459	$166,790			$166,790	$176,258			$176,258
Non-advertising revenues	32,835	(2,609	)(a)	30,226	31,823	(2,609	)(a)	29,214	37,340	(2,609	)(a)	34,731
Net revenues	$226,294	$(2,609)		$223,685	$198,613	$(2,609)		$196,004	$213,598	$(2,609)		$210,989

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		1,569	(b)			923	(b)			1,139	(b)
Gross profit	$143,277	$(1,040)		$142,237	$124,829	$(1,686)		$123,143	$127,606	$(1,470)		$126,136

		(13,822	)(b)			(7,719	)(b)			(13,387	)(b)
		(883	)(c)			(815	)(c)			(906	)(c)
Operating expenses	$128,589	$(14,705)		$113,884	$135,681	$(8,534)		$127,147	$134,431	$(14,293)		$120,138

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		15,391	(b)			8,642	(b)			14,526	(b)
		883	(c)			815	(c)			906	(c)
Income (loss) from operations	$14,688	$13,665		$28,353	$(10,852)	$6,848		$(4,004)	$(6,825)	$12,823		$5,998

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		15,391	(b)			8,642	(b)			14,526	(b)
		677	(c)			630	(c)			697	(c)
		2,882	(e)			2,463	(e)			883	(e)
		1,066	(f)			(128,599	)(f)			(19,032	)(f)
		(3,850	)(h)			(2,373	)(h)			(3,236	)(h)
		1,094	(i)			1,398	(i)			1,099	(i)
Net income attributable to SINA	$9,766	$14,651		$24,417	$133,595	$(120,448)		$13,147	$11,668	$(7,672)		$3,996

Diluted net income per share attributable to SINA *	$0.16			$0.39	$1.91			$0.19	$0.19			$0.06
Shares used in computing diluted net income per share attributable to SINA	58,799	6,467	(j)	65,266	71,509	(6,468	)(j)	65,041	58,910	—		58,910

Gross margin - advertising	64%	1%		65%	62%	1%		63%	61%	1%		62%
Gross margin - non-advertising	60%	-4%		56%	67%	-3%		64%	54%	-3%		51%

	Nine months ended
	September 30, 2015				September 30, 2014
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$520,070			$520,070	$458,351			$458,351
Non-advertising revenues	104,409	(7,827	)(a)	96,582	98,753	(9,350	)(a)	89,403
Net revenues	$624,479	$(7,827)		$616,652	$557,104	$(9,350)		$547,754

		(7,827	)(a)			(9,350	)(a)
		4,131	(b)			2,422	(b)
Gross profit	$378,153	$(3,696)		$374,457	$341,147	$(6,928)		$334,219

						(20,536	)(b)
		(39,160	)(b)			(2,460	)(c)
		(2,691	)(c)			(14,526	)(d)
Operating expenses	$395,518	$(41,851)		$353,667	$385,924	$(37,522)		$348,402

						(9,350	)(a)
		(7,827	)(a)			22,958	(b)
		43,291	(b)			2,460	(c)
		2,691	(c)			14,526	(d)
Income (Loss) from operations	$(17,365)	$38,155		$20,790	$(44,777)	$30,594		$(14,183)

						(9,350	)(a)
						22,958	(b)
		(7,827	)(a)			1,898	(c)
		43,291	(b)			14,526	(d)
		2,068	(c)			6,684	(e)
		6,051	(e)			(155,150	)(f)
		(16,881	)(f)			46,972	(g)
		(9,730	)(h)			(13,453	)(h)
		3,304	(i)			4,194	(i)
Net income attributable to SINA	$11,125	$20,276		$31,401	$117,051	$(80,721)		$36,330

Diluted net income per share attributable to SINA *	$0.18			$0.50	$1.74			$0.52
Shares used in computing diluted net income per share attributable to SINA	58,854	—		58,854	72,218	(6,467	)(j)	65,751

Gross margin - advertising	61%	1%		62%	60%	1%		61%
Gross margin - non-advertising	58%	-3%		55%	65%	-4%		61%

(a)         To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)         To adjust stock-based compensation.

(c)          To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)         To adjust  the impairment on goodwill

(e)          To adjust the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)           To adjust gain (loss) on sale of investments, gain (loss) on deemed disposal and (impairment) on investments, net.

(g)         To adjust the change in fair value of investor option liability.

(h)         To adjust Non-GAAP to GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(i)            To adjust convertible debt issuance cost.

(j)            To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*  Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2015			September 30, 2014			June 30, 2015
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,620			$1,657			$1,395
To adjust amortization of intangible assets resulting from business acquisitions		416			497			416
To adjust the (gain) loss resulting from the fair value changes in investments		551			—			(1,224)
Earning(Loss) from equity method investments, net	$388	$2,587	$2,975	$4,979	$2,154	$7,133	$(2,433)	$587	$(1,846)
Share of amortization of equity investments’ intangibles not on their books	$(295)	$295	$—	$(309)	$309	$—	$(296)	$296	$—
	$93	$2,882	$2,975	$4,670	$2,463	$7,133	$(2,729)	$883	$(1,846)

	Nine months ended
	September 30, 2015			September 30, 2014
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$4,396			$3,883
To adjust amortization of intangible assets resulting from business acquisitions		$1,439			1,851
To adjust the (gain) loss resulting from the fair value changes in investments		$(673)			—
Earning from equity method investments, net	$1,905	$5,162	$7,067	$17,254	$5,734	$22,988
Share of amortization of equity investments’ intangibles not on their books	$(889)	$889	$—	$(950)	$950	$—
	$1,016	$6,051	$7,067	$16,304	$6,684	$22,988

* Earning (Loss) from equity method investments is recorded one quarter in arrears.